

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 1, 2010

Mr. Robb D. Thompson
Chief Financial Officer
Canadian Superior Energy Inc.
Suite 3200, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6

     Re: **Canadian Superior Energy Inc.**
            Form 40-F for the Fiscal Year Ended December 31, 2008
            Filed May 1, 2009
            File No. 1-31395

Dear Mr. Thompson:

     We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                      Sincerely,

                      H. Roger Schwall
                      Assistant Director